SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated February 6, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           Form 20-F X     Form 40-F
                                    ---             ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, the following press releases:
     - a press release dated January 15, 2003, announcing that a joint research consortium, led by the Digital Shipbuilding Innovation Center
          (DSIC) of Seoul National University, chose DELMIA solutions to launch a full-scale research project to develop a digital shipbuilding system for Samsung Heavy Industries Co., Ltd (SHI); and
     - two press releases dated January 21, 2003, the first announcing an academic partnership with Oregon State University, through which the Company will provide simulation software to the university at a highly discounted cost, and the second announcing that TECO's successful migration to CATIA V5, a core application of IBM's Product Lifecycle Management portfolio developed by the Company, has shortened its product design time by 50% over the last year.

FOR IMMEDIATE RELEASE

                     Samsung Heavy Industries Co. Transforms
                         to Digital Shipyard with DELMIA

         SHI Invests in Digital Shipbuilding System Development Project
                   to Improve Productivity, Quality, and Cost;
        DELMIA's IGRIP and QUEST Solutions to be Used at Core of Project

Seoul, South Korea -- January 15, 2003 -- Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) announced today that a joint research consortium, led by the Digital Shipbuilding Innovation Center
(DSIC) of Seoul National University, has chosen DELMIA solutions to launch a full-scale research project to develop a digital shipbuilding system for Samsung Heavy Industries Co., Ltd (SHI). DELMIA is the leading three-dimensional product lifecycle management (3D PLM) solutions provider for lean manufacturing processes engineering.

DELMIA's IGRIP(R) and QUEST(R) will be implemented to develop the next-generation digital shipbuilding system integrated with industry best practices. This digital shipbuilding system will simulate and optimize entire shipbuilding lifecycle process in a virtual environment from the initial development stage to the launch.

This project has received attention as a landmark for process innovation in traditional industries. SHI plans to invest a total of US$ 5million over three years by the end of 2004, and it is expected to make significant contributions to not only increase productivity, reduce costs, and improve quality, but also strengthen the competitiveness of Korean shipbuilding technologies.

Dr. Jong Gye Shin, professor of the Department of Naval Architecture & Ocean Engineering at Seoul National University, and head of the DSIC, said: "The future competitiveness of a shipyard comes from the innovative digitalization of its products, processes, and resources. DELMIA's digital manufacturing solutions enable us to easily model the complex processes and resources associated with the SHI shipyard. Thanks to SHI's involvement, this digital shipyard will be very realistic and practical so as to fit SHI's requirements. Eventually, SHI will operate two shipyards, one physical and the other digital, in Koje."

"Korea must integrate worldwide leading IT technologies, such as DELMIA solutions, with its unparalleled shipbuilding technologies to solidify its dominant position in the global market," said Dr. Seong-Yong Han, vice president and head of the R&D center at SHI. "SHI's goal is to develop an integrated shipbuilding management system with digital simulation which can improve productivity of the shipyard, optimize production line layout, and evaluate production efficiency in practical details."

"We are extremely honored that SHI has chosen DELMIA's IGRIP and QUEST as a 3D digital representation tool to simulate the whole shipbuilding process," said Peter Schmitt, vice president of worldwide marketing and business development at DELMIA Corp. "We are sure that this decision will benefit SHI in significantly improving shipbuilding processes. Moreover, these solutions will also reduce the time to market thanks to synergies from SHI's industry best practices, combined with DELMIA's best-in-class digital manufacturing technologies."

                                      # # #

About Samsung Heavy Industries Co., Ltd.
Samsung Heavy Industries, a key member of Korea's Samsung Group, is a highly integrated organization that delivers a broad range of services in the shipbuilding industry. SHI consists of three complementary sectors: shipbuilding and offshore division, digital control systems, and construction division. The fusion of these three branches allows SHI to deliver results that are streamlined, efficient, and of the highest caliber. Information about Samsung Heavy Industries Co., Ltd. is available at http://www.shi.samsung.co.kr.

About the Joint Research Consortium
The joint research consortium, which was launched in February, 2002 in Geoje Shipyard, is led by Professor Jong Gye Shin of the Digital Shipbuilding Innovation Center at Seoul National University, where he also serves as the principal investigator and head of the consortium. Total participating institutions are eight universities, two companies, and the Korea Research Institute of Ships and Ocean Engineering (KRISO).

About Delmia Corp.
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about DELMIA is available at http://www.delmia.com.

About Dassault Systemes
As world leader in three-dimensional product lifecycle management (3D PLM) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systemes is available at http://www.3ds.com.

SHI Press Contact:       DSIC Press Contact:        DELMIA Press Contact:
Sehwan Kim               Professor Jong Gye Shin    Peter Schmitt
+ 82 55 630 4700         Seoul National             + 1 248 267-9696
ksehwan@samsung.co.kr    University                 peter_schmitt@delmia.com
                         + 82 2 880 7129
                         jgshin@snu.ac.kr

Dassault Systemes Press Contact:
Anthony Marechal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

FOR IMMEDIATE RELEASE

                       Delmia Corp.'s Academic Partnership
                      with Oregon State University Provides
                State of the Art Simulation Software to Students


Troy, Mich. - January 21, 2003 - Digital manufacturing solutions provider Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA), today announced it has entered into an academic partnership with Oregon State University, through which it will provide simulation software to the university at a highly discounted cost. DELMIA's IGRIP(R), a robotic and workcell simulation solution, and DPM Assembly(R), a process detailing and validation tool, will be utilized for graduate coursework in the school's Industrial and Manufacturing Engineering (IME) program, as well as for various research and design projects.

Oregon State is also using Quest(R), DELMIA's complete 3D process analysis and discrete event simulation software, and Envision/Ergo(TM), a human motion and task analysis solution, in the school's Global Digital Enterprise Research Laboratory (GDERL), an international collaboration between OSU and the University of Durham in the United Kingdom. The lab focuses on the development of Digital Enterprise Technology (DET) research and education, and provides graduates with highly relevant skill sets and enabling projects for technology exploration.

According to Dr. Bill Reiter at Oregon State, "Delmia Corp.'s leading-edge, industrial grade software is widely used in our job market, and we feel strongly that students should be exposed to it to better prepare them for what they will be encountering in the workplace. The academic partnership with Delmia Corp. has allowed us to purchase a whole classroom of seats to help us meet this objective."

Reiter continued, "3D motion visualization is the number one reason we use DELMIA software. While visualization is non-traditional in the world of mechanical engineering, we are trying to change that paradigm because the problems that are so common in design situations are much easier to address by visualizing than by solving analytically."

"Oregon State's program has pioneered the educational use of DELMIA software on the West Coast," said Roy Smolky, DELMIA Academic Partner Program (DAPP) coordinator. "Their leadership role has impacted major employers like Freightliner and Boeing, where they have placed many interns to work on projects utilizing our software."

Oregon State's IME program is a unique discipline that draws on knowledge from the physical, information, and human sciences. Students apply engineering methods to design, implement, operate and improve systems to deliver high-quality products and services. Recognizing that both industrial and manufacturing engineering are critical growth areas for future technical education and research, the program's mission is to prepare students to be future leaders in engineering, business, and industry.

In addition to the Oregon State University academic partnership, Delmia Corp. has entered into recent agreements to supply its software to higher educational institutions such as the University of Michigan, Oakland Community College, Lake Superior State University, Mississippi State University, Georgia Institute of Technology (Georgia Tech), Heart of Georgia Technical College, Purdue University, and Western New England College.


                                      # # #

About Delmia Corp.
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about DELMIA is available at http://www.delmia.com.

About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systemes is available at http://www.3ds.com.

DELMIA Press Contact:                   Dassault Systemes Press Contact:
Nancy Lesinski                          Keith Pillow
French & Rogers (for DELMIA Corp.)      + 1 818 673 2070
+1 248 641-0044                         keith_pillow@ds-us.com
n.lesinski@french-rogers.com

            IBM and Dassault Systemes Help TECO Electric & Machinery
                      Ltd. Cut Product Design Time by 50%

     Worldwide industry leading motor manufacturer uses CATIA V5 to enhance design capability and maintain competitive edge

Taipei, Taiwan and Paris, France - January 21, 2003 - TECO Electric & Machinery Ltd. (TECO), worldwide industry leading motor manufacturer, IBM, and Dassault Systemes (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) today announced that TECO's successful migration to CATIA V5, a core application of IBM's Product Lifecycle Management portfolio developed by Dassault Systemes, has shortened its product design time by 50% over the last year.

TECO migrated from a 2D CAD system to CATIA Version 5, the world's leading Product Lifecycle Management solution for collaborative product development, in 2001. In addition to its Chung-Li factory in Taiwan, TECO is also deploying CATIA V5 in China and Indonesia. By implementing CATIA V5, TECO has been able to combine virtual product design and manufacturing, and cut the development time of its motor products in half.

"The key feature that helped us reduce production time is CATIA V5's ability to simulate the entire product lifecycle," said Daniel Shih, technical executive & general manager Overseas Industrial Products Business Division, TECO. "Thanks to this, time previously spent on design, data sharing, and data transfer was reduced, while the number of errors during the design process were also cut down. In addition, the seamless migration from our 2D CAD system enabled us to maintain the high levels of quality and efficiency in our design process."

"More and more customers who recently migrated to IBM's PLM platform, such as TECO, are declaring dramatic savings in design time and increased economies," said Raoul Van Engelshoven, vice president, IBM Product Lifecycle Management Asia-Pacific. "At IBM PLM, we are committed to ensuring manufacturing customers reap the benefits that PLM and e-collaboration have to offer. We will continue to provide our customers with powerful solutions and services to keep them ahead of the competition, while strengthening their bottom line."

"As one of the world's leading motor manufacturers, it is vital for TECO to continually seek to improve in its product design and development processes," said Francis Bernard, executive committee advisor, Dassault Systemes. "CATIA V5 has helped TECO cut down both production time and costs and we look forward to developing future solutions that provide further competitive advantages."

Product Lifecycle Management, coined by IBM and Dassault Systemes in 1999 during the emergence of strategic product-centric business processes, helps companies manage every stage of a product's lifecycle, allowing e-collaboration across geographic boundaries, both internally by all product-related functions and with suppliers and customers, from initial product conception through to after-sales maintenance. PLM solutions from IBM and Dassault Systemes help manufacturers of all types innovate, improve quality, and reduce both costs and product development times.

                                       ###

About TECO
TECO was founded in March of 1956 as a motor manufacturer and has since developed into a global industrial conglomerate. TECO Electric & Machinery (Pte
Ltd) was founded in Singapore in 1972. The company acquired Westinghouse Motor Company (USA) in 1995, and a year later entered the electronic communications market, establishing Mobitai Communications, as well as obtaining a license to provide mobile phone services in central Taiwan. TECO also entered a strategic alliance for the Taiwan High-Speed Rail project in 1997, and in December 2000 it set up eValue Commerce Co., Ltd., bringing electronics into the age of e-commerce. In 2001, TECO moved into the Organic Light-Emitting Diode (OLED) sector of the optics industry by establishing TECO Optronics Co Ltd. Over the past 45 years, the company has taken a gradual step-by-step approach to its growth. Today, TECO is an international business group leader with expertise in the electronics, information, telecommunications, mass-transportation and restaurant industries. Information about TECO is available at http://www.teco.com.tw

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com


About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


TECO Press Contact:      IBM Press Contact:           Dassault Systemes Press
Nancy WU                 Colette Ballou               Contacts:
+886 2 2655 3333 # 302   +33 1 41 88 56 21            Anthony Marechal
nancy.wu@teco.com.tw     colette_ballou@fr.ibm.com    +33 1 55 49 84 21
                                                      anthony_marechal@ds-fr.com


Dassault Systemes
Investor Contacts:
Emma Rutherford, Harriet
Keen
Financial Dynamics
+44 207 831 3113

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DASSAULT SYSTEMES S.A.


         Date: February 6, 2003              By:      /s/ Thibault de Tersant
                                                      -------------------------
                                             Name:    Thibault de Tersant
                                             Title:   Chief Financial Officer,
                                                      Executive Vice President